     As filed with the Securities and Exchange Commission on July 12, 2000

                          Registration No. 333-41274
                                           ---------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            Pre-Effective Amendment
                                  Number 1 to
                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    MIDWEST MEDICAL INSURANCE HOLDING COMPANY
             (Exact name of registrant as specified in its Charter)

     State or other jurisdiction of incorporation or organization: Minnesota
          Primary Standard Industrial Classification Code Number: 6749
                 IRS Employer Identification Number: 41-1625287

                         7650 Edinborough Way, Suite 400
                      Minneapolis, MN 55435, (952) 838-6700
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                            David P. Bounk, President
                    Midwest Medical Insurance Holding Company
                      7650 Edinborough Way, Suite 400
                      Minneapolis, MN 55435, (952) 838-6700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                              Ross C. Formell, Esq.
                               Best & Flanagan LLP
                              4000 U.S. Bank Place
                             601 Second Avenue South
                              Minneapolis, MN 55402
                                   ----------

         Approximate date of commencement of proposed sale of the securities to the public: As soon as possible after the effective date of this registration statement. If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[X]
                                   ----------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------
Title of Each                                       Proposed            Proposed
Class of                                            Maximum             Maximum
Securities                   Amount                 Offering            Aggregate                 Amount of
to be                        to be                  Price               Offering                  Registration
Registered                   Registered             Per Unit            Price                     Fee
----------                   ----------             --------            ----------------          --------
Class C Common Stock         3,000 shares           $    0      (1)     $     0      (1)          $     0


(1)      Shares are issued to new policyholders without consideration.

                                   ----------
         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET

                    Pursuant to Rule 501(b) of Regulation S-K

Form S-2 Item Number and Caption                                        Location in the Prospectus
--------------------------------                                        --------------------------
1.  Forepart of the Registration Statement and
         Outside Front Cover Page of Prospectus                         Cover Page

2.  Inside Front and Outside Back Cover Pages
         of Prospectus                                                  Inside Front Cover Page; Outside Back Cover
                                                                        Page

3.  Summary Information, Risk Factors, and
         Ratio of Earnings to Fixed Charges                             PROSPECTUS SUMMARY

4.  Use of Proceeds                                                     Not Applicable

5.  Determination of Offering Price                                     THE OFFERING

6.  Dilution                                                            Not Applicable

7.  Selling Security Holders                                            Not Applicable

8.  Plan of Distribution                                                THE OFFERING

9.  Description of Securities to be Registered                          DESCRIPTION OF CAPITAL STOCK

10. Interests of Named Experts and Counsel                              Not Applicable

11. Information with Respect to the Registrant                          SELECTED FINANCIAL INFORMATION; MANAGEMENT'S
                                                                        DISCUSSION AND ANALYSIS OF FINANCIAL
                                                                        CONDITION AND RESULTS OF OPERATIONS;
                                                                        BUSINESS; MANAGEMENT;  DESCRIPTION OF
                                                                        CAPITAL STOCK; FINANCIAL STATEMENTS

12. Incorporation of Certain Information by Reference                   INCORPORATION BY REFERENCE

13. Disclosure of Commission Position on
         Indemnification for Securities
         Act Liabilities                                                Not Applicable

PROSPECTUS


                    MIDWEST MEDICAL INSURANCE HOLDING COMPANY


                      3,000 shares of Class C Common Stock


         Shares of Class C Common Stock are being offered by Midwest Medical Insurance Holding Company only to purchasers of insurance from Midwest Holding's wholly-owned subsidiary, Midwest Medical Insurance Company. Midwest Medical is a physician-controlled medical malpractice insurance company which provides professional liability insurance to Minnesota, Iowa, Nebraska, North Dakota, South Dakota, Illinois and Wisconsin physicians. These shares are offered and issued to you as part of your purchase of insurance from Midwest Medical. You are not required to pay anything for these shares in addition to your insurance premiums. You will receive and hold one share while you are insured by Midwest Medical. You will forfeit this share if your insurance coverage with Midwest Medical terminates for any reason. See "The Offering."


         You may not transfer, sell or assign these shares to anyone else. See "Description of Capital Stock."

                          ----------------------------
             THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
             BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
              UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------

               The date of this Prospectus is              ,2000.
                                              -------------

                              [inside front cover]

         No one is authorized to give you any information about this offering, or to make any representations about this offering to you, other than those contained in this prospectus. If someone does, you cannot rely upon that information or representation. The delivery of this prospectus and distribution of these shares does not imply that there has been no change in Midwest Holding's affairs since the date of this prospectus, or that the information is correct as of any later date. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities other than these shares.

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

Prospectus Summary..............................................................................................  ii

The Offering....................................................................................................  2

Description of Capital Stock....................................................................................  2

Legal Matters...................................................................................................  3

Experts.........................................................................................................  3

Available Information...........................................................................................  4

Incorporation by Reference......................................................................................  4

                               PROSPECTUS SUMMARY


         This summary, along with the information on the cover page, highlights what we believe is the most important information about the offering. However, you should read this entire prospectus for a complete understanding of our business and the securities offered.

THE COMPANIES

         Midwest Medical is in the business of providing professional liability insurance to physicians. It also provides this insurance, as well as general and umbrella excess liability insurance, to clinics, hospitals and healthcare systems. It is a wholly-owned subsidiary of Midwest Holding. The address and telephone number of the principal executive offices of Midwest Holding and Midwest Medical are: 7650 Edinborough Way, Suite 400, Minneapolis, Minnesota 55435; (951) 838-6700.

THE SHARES

         You will not receive a certificate for these shares. These shares may be owned by individual physicians or by individual physicians jointly with the legal entities in which they practice. In the latter case, only the physician can vote the shares. See "Description Of Capital Stock."

         The Minnesota Medical Association holds the single Class B common share of Midwest Holding presently outstanding. This gives it the exclusive right to vote for the election of directors. The holders of the Class A and Class C shares, at any time, may vote to cause Midwest Holding to redeem the Class B common share for $1,000. If they do this, they will obtain the right to elect directors.

                                  THE OFFERING

         These shares are being offered only to purchasers of insurance from Midwest Medical. Purchasers of insurance are not required to pay anything for the shares in addition to their insurance premiums. Termination of coverage at any time, for any reason, will result in a forfeiture of your share.

         No certificates for these shares are issued. Although the shares have been registered under the Securities Act of 1933 and state securities laws, they are nontransferable, and there is no market in which they may be sold. Upon termination of a physician's insurance policy with Midwest Medical for any reason, the shares are forfeited to Midwest Holding. See "Description Of Capital Stock."

         No independent brokers, dealers, or underwriters have been engaged to represent Midwest Holding in this offering and no commissions will be paid to any person. These shares will be offered and sold solely by officers of Midwest Holding.

                          DESCRIPTION OF CAPITAL STOCK

         Description of Class C Common Shares. Class C common stock was created by the Board of Directors, with shareholder approval, on June 29, 2000. Class C common shares, no par value, may be owned by individual physicians or by individual physicians jointly with the legal entities in which they practice. In the latter case the shares can be voted only by the physicians, although they have the right to grant proxies. No certificates are issued. Holders of shares have the right to vote on all corporate matters except for the election of members of the Board of Directors of Midwest Holding. This right has been granted to the Minnesota Medical Association, the holder of the sole authorized and outstanding Class B share. The Minnesota Medical Association has agreed to elect the directors nominated by a committee of the Board of Directors.

         As long as the Class B share remains outstanding, the holders of these Class C shares may, along with the holders of any outstanding shares of Class A common stock, at any time, cause Midwest Holding to redeem the Class B share at par value ($1,000), and thereby gain the right to elect directors. This requires the vote, as classes, of two-thirds of the Class C and Class A shareholders who vote on the question, who must also be a majority of the Class C and Class A shareholders, respectively.

         These shares are restricted shares that cannot be sold to any person other than Midwest Holding. These shares are forfeited when a physician insured by Midwest Medical terminates his or her insurance coverage for any reason.

         In the event of any merger, sale of all or substantially all of the assets, or other extraordinary event or liquidation of Midwest Holding, holders of these shares will share in any proceeds proportionately on the basis of a distribution formula developed by the Board of Directors which takes into account the underwriting risk classification and years of coverage of each shareholder. This formula will be equivalent to the allocation schedule used to issue Class A shares to Class A shareholders.

         These shares do not entitle shareholders to preemptive rights or cumulative voting, and no assignment or other transfer is permitted. Shareholders are permitted to enter into voting agreements and appoint proxies to vote the shares, and are permitted to assign their rights to the proceeds from any redemption of the shares.

         There is no market for these shares, and it is not anticipated that there ever will be a public or private market in which these shares are traded. Therefore, all holders of these shares must expect to retain them until they cease to be insured by Midwest Medical. Midwest Holding has never paid a dividend, nor does it intend to within the foreseeable future. If it ever does, shareholders will have the right to receive that dividend.

         As of July 12, 2000, none of these shares were outstanding.

         Please refer to Midwest Holding's Annual Report on Form 10-K for a complete description of the Class A and Class B shares.

                                  LEGAL MATTERS

         The validity of the shares of Midwest Holding to be issued in this offering, and other legal matters, are being passed upon for Midwest Holding by Best & Flanagan LLP, Minneapolis, Minnesota.

                                     EXPERTS

         The consolidated financial statements and schedules of Midwest Medical Insurance Holding Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon that report given upon the authority of that firm as experts in accounting and auditing.


                              AVAILABLE INFORMATION

         Midwest Holding is subject to the information reporting requirements of the Securities Exchange Act of 1934, and files Form 10-K, Form 10-Q and other reports and information with the Securities and Exchange Commission. Reports and other information filed by Midwest Holding can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices: 26 Federal Plaza, New York, New York 10278; and 219 South Dearborn Street, Chicago, Illinois 60604. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-

0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

         Midwest Holding provides its shareholders with an annual report containing consolidated Midwest Holding and subsidiaries year-end financial statements presented in accordance with auditing standards generally accepted in the United States. Midwest Medical's separate net income and shareholders' equity are presented on both a GAAP and statutory accounting basis in the notes to the consolidated financial statements. Midwest Medical is subject to the insurance company filing requirements of the Minnesota Department of Commerce and files the National Association of Insurance Commissioners annual statement each year with the Department of Commerce, which includes financial statements presented in accordance with statutory requirements, together with an independent auditor's report on those financial statements. Insurance holding company regulations apply to Midwest Holding and it files Form B with the Minnesota Department of Commerce annually. Form B contains current information about management, the Board of Directors, and significant operating agreements, as well as a financial report. Copies of any of these reports, or any of the documents referred to in this prospectus, can be obtained by requesting them from David P. Bounk, President and Chief Executive Officer, Midwest Medical Insurance Holding Company, 7650 Edinborough Way, Suite 400, Minneapolis, Minnesota 55435; (612) 838-6700.


                           INCORPORATION BY REFERENCE

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC into this prospectus. They contain important information about us and our financial condition.

         The following documents filed with the SEC (SEC File Number 0-21230) are incorporated by reference into this prospectus:

         - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

         - our Annual Report to Shareholders for the fiscal year ended December 31, 1999.

         -        our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 2000.

         - our Definitive Proxy Statement relating to the Meeting of Stockholders held June 29, 2000.

         All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. These documents shall be considered to be a part of this prospectus from the date of filing.

         We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any and all of the documents referred to above which have been or may be incorporated in this prospectus by reference and were not delivered with this prospectus. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference. We will provide this information upon written or oral request by a person to whom we delivered a copy of the prospectus. Requests for such copies should be directed to Niles A. Cole, Chief Financial Officer, Midwest Medical Insurance Holding Company, 7650 Edinborough Way, Suite 400, Minneapolis, MN 55435-5978. Our general telephone number is (952) 838-6700

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following are the estimated expenses to be paid by the Midwest Holding in connection with the distribution of the securities being registered. All such expenses are estimated, except for the SEC registration fee:

SEC registration fee  ......................................................................................$  0
Accounting fees and expenses............................................................................  10,000.00
Legal fees and expenses...................................................................................10,000.00
Printing and engraving expenses...........................................................................10,000.00
Blue Sky fees and expenses.................................................................................5,000.00
Miscellaneous expenses.....................................................................................1,000.00

       Total.............................................................................................$36,000.00
                                                                                                         ==========

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Article X of the Bylaws of the registrant provides that each director, committee member, officer, and employee shall be indemnified for expenses and liabilities in the manner, under the circumstances, and to the extent permitted by Minnesota Statutes, Section 302A.521, as amended from time to time. Indemnification is also extended to certain consultants, agents, directors, officers and employees of subsidiaries of the registrant.

         Minnesota Statutes, Section 302A.521, generally requires a corporation to indemnity its directors, officers, and employees against judgments, penalties, fines, and expenses, including attorney's fees, incurred in connection with their official capacities, provided that such person (i) has not been indemnified by another with respect to the same matter, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) had no reasonable cause to believe that his conduct was unlawful, and (v) reasonably believed that his conduct was in the best interests of the corporation.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)      Exhibits.

     *        3A.     Restated Articles of Incorporation of the registrant.

     *        3B.     Bylaws of the registrant, as amended.

     *        5.      Opinion and Consent of Best & Flanagan LLP.

     (1)      9.      Voting Trust Agreement between the Minnesota Medical Association and the Iowa Medical Society.

     (1)      10A.    Governance Agreement between the registrant and the Minnesota Medical
                      Association, holder of the registrant's Class B Common Share, dated
                      November 30, 1998.

     (6)      10B.    Lease for office space between the registrant and Centennial Lakes IV, L.L.C., dated July 30, 1999.

     (6)      10C.    Amended and Restated Management Agreement between the registrant and
                      Midwest Medical Insurance Company dated July 1, 1999.

     (5)      10D.    Agreement of Reinsurance between Midwest Medical Insurance Company and
                      General Reinsurance Corporation, dated January 1, 1998.

     (2)      10E.    Letter Employment Agreement between the registrant and David P. Bounk,
                      President and Chief Executive Officer of the registrant and Midwest Medical
                      Insurance Company, dated January 1, 1993.

     (6)      10F.    1999 Officers Short-Term Incentive Plan of the registrant.

     (4)      10G.    Amended and Restated Supplemental Executive Retirement Plan of the registrant.

     (6)      10H.    Amended and Restated Endorsement Agreement between Midwest Medical Insurance Company and Iowa
                      Medical Society, dated January 1, 1999.

     (4)      10I.    Form of Termination Agreement with Executive Officers.

     (5)      21.     Subsidiaries of the registrant.

     *        23.     Consent of Ernst & Young LLP.

     *        24.     Powers of Attorney.

     (6)      27.     Financial Data Schedule.

(1) Incorporated herein by reference to the registration statement on Form S-4, file number 33-55062, filed by registrant on November 25, 1993, as amended.

(2) Incorporated herein by reference to the registration statement on Form S-2,
               SEC file number 33-70182, filed by registrant on October 12, 1993, as amended.

(3) Incorporated herein by reference to the registration statement on
               Form S-4, SEC file number 333-00134, filed by registrant on January 10, 1996, as amended.

(4) Incorporated herein by reference to the registration statement on
               Form S-2, SEC file number 333-29047, filed by registrant on June 11, 1997, as amended.

(5) Incorporated herein by reference to the Annual Report on Form
               10-K filed by registrant for the year ended December 31, 1998, SEC File No. 0-21230.

(6) Incorporated herein by reference to the Annual Report on Form
               10-K filed by registrant for the year ended December 31, 1999, SEC File No. 0-21230.

(*)  Filed herewith or with original registration statement.


          (b)     Financial Statement Schedules.

                  The following financial statement schedules of the Midwest Holding required by Regulation S-X and Form S-2 are filed as part of this Registration Statement and incorporated by reference to Midwest Holding's Annual Report of Form 10-K for the year ended December 31, 1999:

              II. Condensed Financial Information of Registrant (Parent Company)--Balance Sheets--December 31, 1999 and 1998, Statements of Income--For the Years Ended December 31, 1999 and 1998 and 1997; and, Statements of Cash Flows--For the Years Ended December 31, 1999, 1998 and 1997. Included in "FINANCIAL STATEMENTS" Section of Prospectus filed herewith.

              IV. Reinsurance Summary for the Years Ended December 31, 1999, 1998 and 1997. Included in "FINANCIAL STATEMENTS" section of Prospectus filed herewith.

              VI. Supplemental Information Concerning Property/Casualty Insurance Operations--December 31, 1999 and 1998, and for Each of the Three Years in the Period Ended December 31, 1999. Included in "FINANCIAL STATEMENTS" section of Prospectus filed herewith.

ITEM 17.      UNDERTAKINGS.

     (a)      The undersigned registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

              (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registrant statement to include any financial statements required by 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Pre-Effective Amendment Number 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on July 17, 2000.


                               MIDWEST MEDICAL INSURANCE HOLDING COMPANY

                               By:          /s/ David P. Bounk
                                   ---------------------------------------------
                                     David P. Bounk, President and
                                         Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment Number 1 to this Registration Statement has been signed by the following persons in the capacities indicated on July 17, 2000.


SIGNATURE                                  CAPACITY
---------                                  --------

       /s/ David P. Bounk           Principal Executive Officer and Director
------------------------------
David P. Bounk
      /s/ Niles A. Cole             Principal Financial Officer and
------------------------------      Principal Accounting Officer
Niles A. Cole
               *                    Director, Chairman of the Board
------------------------------
Andrew J.K. Smith, M.D.
               *                    Director
------------------------------
Michael Abrams
               *                    Director
------------------------------
John R. Balfanz, M.D.
               *                    Director
------------------------------
Gail P. Bender, M.D.
               *                    Director
------------------------------
James R. Bishop, M.D.
               *                    Director
------------------------------
Thomas C. Evans, M.D.
               *                    Director
------------------------------
G. Richard Geier, M.D.
               *                    Director
------------------------------
Anthony C. Jaspers, M.D.
               *                    Director
------------------------------
Russel J. Kuzel, M.D.
               *                    Director
------------------------------
Wayne F. Leebaw, M.D.
               *                    Director
------------------------------
Mark O. Liaboe, M.D.

               *                    Director
------------------------------
Stephen A. McCue, M.D.
               *                    Director
------------------------------
Harold W. Miller, M.D.
               *                    Director
------------------------------
Anton S. Nesse, M.D.
               *                    Director
------------------------------
Mark D. Odland, M.D.
               *                    Director
------------------------------
Paul S. Sanders, M.D.
               *                    Director
------------------------------
Richard D. Schmidt, M.D.
               *                    Director
------------------------------
Judith F. Shank, M.D.
               *                    Director
------------------------------
Thomas D. Throckmorton, M.D.
               *                    Director
------------------------------
Bruce R. Trimble, M.D.

       *By:           /s/ David P. Bounk
            ----------------------------------------------
              David P. Bounk pursuant to
              power of attorney

The above persons signing as directors constitute all of the directors of the registrant.

                                  EXHIBIT INDEX


     Exhibit                                                                                 Page
     -------                                                                                 ----


     23.              Consent of Ernst & Young LLP
